SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

February 20, 2006

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the news article entitled “ePLDT buys gaming firm”, published in today’s issue of the Manila Bulletin.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 20, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

We refer to your letter of even date requesting for confirmation of the information contained in the news article entitled ”ePLDT buys gaming firm” published in today’s issue of the Manila Bulletin, as quoted below:

“ePLDT, Inc., the Information and Communications Technology arm of the Philippine Long Distance Telephone Company (PLDT) is acquiring 60 percent ownership of Level Up! Inc. (Level Up!) from level Up! International Holdings Pte. Ltd. (LUIH).

Both netGames and Level Up! will continue to operate independently through 2006, while preparations for the merger are being undertaken.

When the merger is completed by the 1st Quarter of 2007, ePLDT will be the dominant online gaming company in the Philippines, with over 90 percent market share in the young but high-profit growth online gaming market. x x x”

Please refer to the attached press release of ePLDT, Inc. pertaining to the above subject matter.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

February 20, 2006

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of our letter dated February 20, 2006 to the Philippine Stock Exchange, Inc. regarding the news article entitled ”ePLDT buys gaming firm” published in today’s issue of the Manila Bulletin.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  February 20, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

11.             Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated February 20, 2006 in connection with the news article entitled ”ePLDT buys gaming firm” published in today’s issue of the Manila Bulletin.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 20, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

ePLDT

FOR IMMEDIATE RELEASE

CONTACT:

ePLDT, Inc. Level Up! Inc.

Ray C. Espinosa Ben Colayco

rcespinosa@pldt.com ben@levelupgames.ph

ePLDT ACQUIRES MAJORITY OF LEVEL UP!;

NETGAMES AND LEVEL UP! TO MERGE

Synopsis

•           ePLDT, Inc. (“ePLDT”), the Information and Communications Technology arm of the Philippine Long Distance Telephone Company, announced today that it is acquiring 60% ownership of Level Up! Inc..(“Level Up!”).

•              Level Up! is the pioneer and leading publisher of online games in the country, with about 80% share of the online game market, through its portfolio of games which currently includes Ragnarok, ROSE Online, RF Online, Hyper Relay and Free Style.

•              Level Up! International Holdings Pte. Ltd., the parent company of Level Up!, will retain responsibility for day to day operations and technical management of Level Up!.

•              The acquisition of Level Up!, together with ePLDT’s own online gaming company, netGames – which publishes Khan, Pang-ya and Flyff - will solidify the position of ePLDT as the leading online gaming company in the Philippines.

•              netGames and Level Up! will merge by the 1st Quarter of 2007. The merged entity, to be called “Level Up!-netGames”, will become the premier online gaming company in the Philippines.

Full text

February 16, 2006, Makati City, Manila, Philippines: ePLDT, Inc. (“ePLDT”), the Information and Communications Technology arm of the Philippine Long Distance Telephone Company (“PLDT”), announced today that it is acquiring 60% ownership of Level Up! Inc. (”Level Up!”) from Level Up! International Holdings Pte. Ltd. (“LUIH”).

The announcement states that both netGames and Level Up! will continue to operate independently through 2006, while preparations for the merger are being undertaken. When the merger is completed by the 1st Quarter of 2007, ePLDT will be the dominant online gaming company in the Philippines, with over 90% market share in the young but high-growth online gaming market.

LUIH will continue to be responsible for day to day operations of Level Up!, and will provide international assistance and industry expertise to ePLDT. LUIH is the holding company which established Level Up!, and through its subsidiary companies, is also the pioneer and leading online game publishers in Brazil and India.

Level Up! is the pioneer in the local online gaming industry, publishing the first local online game, OZ World, in 2002. In 2003, Level Up! introduced Ragnarok, an internationally popular massively multi-player online role-playing game (MMORPG) by Korean developer Gravity Co., Ltd. (“Gravity”). To-date, Ragnarok continues to be the top online game in the country, with still over 50% market share.

On the heels of Ragnarok’s success, Level Up! last year launched two more MMORPG’s – ROSE Online, a full 3D role-playing game from Gravity; and RF Online, a 3-way race vs. race game in a sci-fi/fantasy setting, by another Korean developer, CCR, Inc. It also recently introduced two casual games – Hyper Relay, a free-to-play arcade-style gaming suite licensed from Singaporean publisher Teckwah Online Pte. Ltd.,, and the now hugely popular Free Style Online, a hip-hop-influenced street basketball game from JC Entertainment Co., Ltd., another Korean developer. All together, these games account for Level Up!’s dominant 80% share of the online gaming market.

“Both content and alternative channels of connectivity and distribution, as well as media, are growing and helping to expand the market. As a member of the PLDT group, Level Up! will be able to take advantage of the many synergies with PLDT’s leadership in this sector”, LUIH said.

ePLDT’s netGames is a relatively younger contender in the online gaming business, but its strong and well-differentiated portfolio of games and the backing of the PLDT group mean that it is likewise a force to be reckoned with. Its first entry to online gaming was Khan Online by Mirinae Entertainment of Korea, the Philippines’ first full-3D online game. Introduced in late 2004, Khan Online quickly gained popularity amongst the mature gamer generation, and still maintains a strong following to date. This was followed by the launch of Fly For Fun Online (Flyff), developed by Korea’s AeonSoft, in late 2005. Flyff is the world’s first flying MMORPG and the first in the Philippines to adapt the free-to-play business model. Seeing the huge potential in the casual gaming segment, it recently launched PangYa, Asia’s hottest online fantasy casual game by Hanbitsoft Korea. Given PangYa’s current dominance in Asia and increasing market share, it touted as the next big thing to hit the Philippine online gaming industry. This range of games gives ePLDT about a 10% share of the online gaming market.

The merger is viewed by both companies as the right step forward in pushing the growing Philippine online gaming market towards the tipping point of mainstream culture.

“The acquisition of Level Up! is consistent with the PLDT Group’s strategy to bring rich and compelling content to its internet subscribers and users and eventually its mobile subscribers as well. The acquisition will also enhance the position of ePLDT as one of the leading content aggregators in the country. As ePLDT brings richer and more compelling content to the market, it is anticipated that demand for wired and wireless broadband services will further increase.”, Ray C. Espinosa, President & CEO of ePLDT, said.

Both companies are optimistic that with the right content and operational efficiencies from collaborative efforts, and the unparalleled seamlessness of the PLDT group’s convergent technologies, the merger will produce a robust and dynamic online gaming industry that benefits the player community as well as associated industries like internet cafés, distribution systems, hardware and software suppliers, and all telcos and ISP’s.

*********

About ePLDT:

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Co. (PLDT) is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers.

About Level Up! Inc.:

Level Up! Inc. is a privately held Philippine subsidiary of Level Up! International Holdings Private Limited, which is a Singapore company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Senior Vice President, Corporate Affairs and

Legal Services Head and Corporate Secretary

Date: February 20, 2006